UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Dillard’s, Inc.
(Exact name of registrant as specified in its charter)

Delaware	1-6140	71-0388071
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No)

1600 Cantrell Road, Little Rock, Arkansas	72201
(Address of principal executive offices)	(Zip Code)

Dean L. Worley, Esq.	(501) 376-5420
(Name and telephone number, including area code, of the
person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

√	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available at the following Internet website: http://investor.shareholder.com/dillards/documentdisplay.cfm?DocumentID=14124. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this report or the Conflict Minerals Report.

Information concerning tin, tantalum, tungsten and gold from recycled or scrap sources that may be contained in our in-scope products is included in the Conflict Minerals Report and is incorporated in this Form SD by reference.

Item 1.02 - Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits
Item 2.01 Exhibits
Exhibit 1.01 – Conflict Minerals Report for the calendar year ended December 31, 2015.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dillard’s, Inc.

By	/s/ Phillip R. Watts	May 31, 2016
Name:	Phillip R. Watts	(Date)
Title:	Senior Vice President, Co-Principal Financial Officer and Principal Accounting Officer

By	/s/ Chris B. Johnson
Name:	Chris B. Johnson
Title:	Senior Vice President and Co-Principal Financial Officer

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EXHIBIT INDEX

Exhibit	Description
1.01	Conflict Minerals Report for the calendar year ended December 31, 2015.

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